UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of report: August 30, 2021

Commission file number 1-33198

ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its Charter)

Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐    No ☒

Item 6 — Exhibits.

The following exhibits are filed as part of this Report:

Exhibit No.	Exhibit Title or Description
4.1	Indenture, dated as of August 27, 2021, among Altera Infrastructure Holdings L.L.C., Altera Infrastructure L.P. and U.S. Bank National Association, as trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

By:	ALTERA INFRASTRUCTURE GP L.L.C., its general partner

Date: August 30, 2021	By:	/s/ Mark Mitchell
Mark Mitchell
Company Secretary